FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

June 21, 2013
BY EDGAR
Mr. Kevin L. Vaughn
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

RE:	PMC-Sierra, Inc.
Form 10-K for the fiscal year ended December 29, 2012
Filed February 28, 2013
File No. 000-19084

Dear Mr. Vaughn:

PMC-Sierra, Inc., a Delaware corporation (the “Company”), hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 28, 2013 (the “Comment Letter”) in relation to the above-referenced Form 10-K.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

In addition, please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 with respect to portions of the response to Comments 3 and 5.  Such response is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment.  Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

PMC-Sierra, Inc. 1380 Bordeaux Drive, Sunnyvale, CA 94089 USA P: 408.239.8000 F: 408.492.9192   www.pmcs.com

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

Form 10-K for the fiscal year ended December 29, 2012

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Impairment of goodwill and purchased intangible assets, page 35

1.
We note that you recognized impairment charges of $276.1 million related to your prior acquisitions of Passave and Wintegra. Please revise future filings to discuss how your impairment charges affected your expectations regarding your future operating results and liquidity. Please also discuss the primary underlying factors that resulted in the goodwill impairment charges.

We respectfully advise the Staff that we plan to revise future filings to explain how the impairment charges affected our expectations regarding future operating results and liquidity, as well as the primary underlying factors that resulted in the impairment charges, similar to the following.  The second paragraph below supplements our prior disclosure (summarized in the first paragraph):

“During the third quarter of 2012, the Company recognized impairment charges of $276.1 million due to weaker quarterly results and lower future projections than previously expected in the former Fiber-to-the-Home (“FTTH”) and Wintegra reporting units, respectively, related to the Company’s 2006 acquisition of Passave and 2010 acquisition of Wintegra.  This was driven by slower adoption rates of FTTH technology in markets outside of Asia and prolonged weak carrier spending due to unfavorable macroeconomic conditions which negatively impacted Wintegra.  These circumstances triggered the Company to perform step one of the impairment test and we determined that the estimated fair values of the reporting units were lower than their respective carrying values.

The Company combined these two reporting units (formerly included in the Fiber-to-the-Home Products and Wireless Infrastructure and Networking Products operating segments) with the Communications Products operating segment, to form the new realigned Communications Business Unit operating segment near the end of 2012.  This organizational realignment was made to capitalize on the many areas of synergy between the former three reporting units, to create an integrated and focused product roadmap, and to further strengthen the scale advantage we have in the area of network communications.  It also allows us to become more efficient in our product development efforts, which is critical since research and development costs for each new device continue to climb while carrier end market growth has not kept pace in the recent past, and will take some time to return to normal levels as macroeconomic conditions recover.   The

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

Communications Business Unit operating segment will continue to introduce new products to grow the operating segment, and we have implemented structural changes to our research and development, and marketing and sales activities to better position the operating segment for growth as macroeconomic conditions recover.  These products will be the foundation for our growth in the carrier market for the next several years.  It is expected that the Company will continue to steadily increase sales and profitability with this newly realigned operating segment, to come in-line with our targeted financial operating metrics.  Although the Company recorded impairment charges during 2012 for these former reporting units, their product technology continues to represent a core strategic part of our future technology road-map and portfolio of product offerings for communications network infrastructure equipment.  We do not believe that the impairment loss recorded in 2012 will have a significant impact on future operations of the Company and/or its liquidity.  We do note, however, that as a result of the write-down of purchased intangible assets of Wintegra (other than goodwill) of $7 million, there has been a corresponding reduction in quarterly amortization expense of approximately $0.8 million.”

Note 15 – Income Taxes, page 78

2.
We note your disclosure on page 81 that you intend to indefinitely reinvest undistributed earnings of foreign subsidiaries and as such, you have not recorded a deferred tax liability relating to these earnings. Separately, we note that in 2012, you incurred a significant tax expense associated with an inter-company dividend to fund your share repurchase programs. In light of the inter-company dividend, please explain to us in greater detail the basis for your assertion that you intend to indefinitely reinvest undistributed earnings of foreign subsidiaries.

Pursuant to ASC 740-30-25-17, the presumption in paragraph ASC 740-30-25-3 that all undistributed earnings will be transferred to the parent entity may be overcome, and no income taxes shall be accrued by the parent entity, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely.

Through detailed corporate planning activities, including consideration of prior reinvestment and ongoing operations, we have determined that we intend to indefinitely reinvest undistributed earnings of foreign subsidiaries.  More specifically, this intention is based on our assessment of short and long-term funding needs for operational and capital investment purposes to support ongoing activities and future international growth, including by way of possible foreign acquisitions which continue to be a part of our global growth strategy.  The financing of these activities are planned to come from a combination of existing foreign resources and future positive operating cash flows of the foreign subsidiaries, with possible additional financial support as needed from our U.S. parent company.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

Similar considerations were made from the perspective of the U.S. parent company, with the conclusion being that current and future liquidity requirements would not require the further repatriation of undistributed earnings of foreign subsidiaries.

Based on the above noted analysis, we maintain the assertion of indefinite reinvestment of undistributed earnings of foreign subsidiaries.  For supplemental information purposes, Note 15 Income Taxes discloses the effect if the undistributed foreign earnings were repatriated.

Note 16 – Segment Information, page 82

3.
We note your disclosure here that in 2012 you realigned your operating segments and that you aggregate your operating segments into one reportable segment. We further note you provided an analysis of your aggregation of operating segments in response letters dated January 19, 2011, February 17, 2011 and April 8, 2011. Please provide us with an updated analysis regarding the aggregation of your operating segments that takes into account the realignment you discuss here as well as the changes to the underlying economics of the operating segments. Please specifically address the following:

•
Provide us with more information regarding the realigned operating segments, including how you determined the new operating segments. Provide us with your analysis of who is your chief operating decision maker and a summary of the information that your chief operating decision maker receives.

•	Discuss how each of the operating segments has performed during the past two years relative to your prior forecasts.

•
Address how the weaker results and revised cash flow forecasts for your Fiber-to-the-Home and Wintegra businesses impacted your conclusion that the operating segments exhibited similar long-term economic characteristics.

•
We note in Management’s Discussion and Analysis on page 33, you attribute the change in storage revenues (10% decline) to market conditions. Separately, you attribute the change in optical revenues (37% decline) to a reliance on carriers and market conditions. Finally, you attribute the change in mobile revenues (25% decline) to “the factors above.” Explain how your conclusion that the operating segments have similar economic characteristics considers the inconsistent changes in revenues between the operating segments and the varying underlying reasons for the changes in revenues.

We appreciate the Staff acknowledging our 2011 response letters referenced above on this topic.  We respectfully advise the Staff that the underlying fundamental considerations

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

described in our prior analysis in arriving at our overall conclusion supporting the aggregation of our operating segments into one reportable segment remain valid and are therefore referred to throughout this updating current response.  At a Company level, PMC remains focused on being an internet infrastructure semiconductor solutions provider, with all of our products continuing to service the same macro communications network infrastructure environment.  Some key facts that we noted in our prior responses also continue to apply to the new realigned operating segments:

•
On page 4 of our Jan 19, 2011 letter: For management purposes, the Company's various semiconductor products are organized under operating segments based on the products' functional adjacencies.  Each of the Company's operating segments has a General Manager who reports to the CEO, our chief operating decision maker (”CODM”);

•
On page 7 of our February 17, 2011 letter: While there are differences in the relative size of the market opportunities for the businesses of each operating segment, they are all broadly expected to grow proportionally with the future long-term growth of communications network infrastructure world-wide.  [***] when considered through a long-term normalized view and taking into consideration qualitative economic factors, [***] expectation of generally similar future growth;

•
On page 4 of our February 17, 2011 letter: Our CODM targets a normalized long-term level of non-GAAP operating margin percentage across all operating segments. In order to appropriately compare the economic characteristics of the segments on an expected future long-term basis, we must take into account a normalized mix of life cycle stages in segment product portfolios and a corresponding normalized level of R&D investment, both of which are tied to a normalized stage of overall segment business maturity. From a quantitative perspective, it is after taking these factors into account that we expect similarity in future long-term sales trends/revenue growth rates, non-GAAP gross margin percentage, and most importantly, non-GAAP operating margin percentage; and

•
On pages 4 and 5 of our April 8, 2011 letter: The delineation of our operating segments reflects the grouping of "like" applications, rather than arising on the basis of any differing economic characteristics of the operating segments.  We often realign products from one operating segment to another to improve the focus of a given product line.  The dynamic nature of our operating segment alignment reflects the fact that our products and our business serve a single macro communications network

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

infrastructure environment.  Such moves are driven not by their impact on the financial results of any one operating segment, but rather by our marketing strategies for our business as a whole.  A single targeted financial model framework, as described in our prior analysis, continues to be applied by our CEO (who continues to be our CODM for the same reasons as previously described in our response letter dated January 19, 2011) across our operating segments and to our business as a whole.

In our response letter dated April 8, 2011, we indicated that we expect our operating segments to exhibit similar economic characteristics in [***]

•
Provide us with more information regarding the realigned operating segments, including how you determined the new operating segments.  Provide us with your analysis of who is your chief operating decision maker and a summary of the information your chief operating decision maker receives.

We respectfully advise the Staff that the realignment by combining certain former operating segments, as described in our 2012 Form 10-K, was driven by various areas of consideration by the CODM, including the following:

•
To stream-line the number of operating segments [***] based on the functional and/or technological adjacencies and similarities of their products, and to improve efficiency of internal operational decision making.  The combining of certain operating segments as disclosed in our Form 10-K was also a natural step in integration of past business acquisitions with functionally adjacent products;

[***]

We identify our operating segments in accordance with FASB ASC 280-10-50-1 through 280-10-50-9.  As described further below, each of the current operating segments engage in commercial activities from which they earn revenues and incur expenses and discrete financial information is available at that level.  The CODM regularly reviews the discrete financial information for each of the operating segments to make decisions about resources to be allocated to the segment and assess its performance, as well as for the Company as a whole.

During the second quarter of 2012, the decision was made to combine the Channel Storage Products with the Enterprise Storage Products operating segment in order to [***] within the arena of communications network infrastructure providers.  This was also the final step in integrating the channel storage business products acquired in 2010 from Adaptec, Inc. [***]  As

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

a result of the combination of these operating segments, there is now a single General Manager responsible for the new combined operating segment, reporting directly to our CEO.

Also, at the end of 2012, the Fiber-to-the-Home Products and Wireless Infrastructure and Networking Products operating segments were combined with the Communications Products operating segment. [***]  This organizational realignment was made to capitalize on the many areas of technological, marketing and administrative synergy between the former three operating segments, create an integrated and focused product roadmap, and to further strengthen the scale advantage we have in the area of network communications.  It also allows us to become more efficient in our product development efforts, which is critical since R&D costs for each new device continue to climb while carrier end market growth has not kept pace in the recent past, and will take some time to return to normal levels as macroeconomic conditions recover.  [***]  These products will be the foundation for our growth in the carrier market [***]  As a result of combining these operating segments, there is now a single General Manager who is responsible for CBU, reporting directly to the CEO, and who represents the continuing structure for this operating segment since it was realigned.

Since the above noted businesses were combined operationally near the end of 2012, and due to our implementation of a new enterprise-wide financial system also in that time frame, the 2012 fourth quarter and annual results and business update package for the CODM did not include a schedule with the results of the newly combined CBU.  However, the CBU General Manager and his team now regularly present and review this with the CODM.  The CODM makes decisions regarding allocation of capital and other resources and assesses business and managerial performance based in part on these results and reviews, within the parameters of the CODM’s targeted financial model metrics for the Company as a whole.  The CODM no longer regularly receives or otherwise reviews the separate financial information and business updates for each of the former operating segments.

In response to the second part of the second bullet of the Staff's comment to "Provide us with your analysis of who is your chief operating decision maker and a summary of the information your chief operating decision maker receives," we respectfully advise the Staff that consistent with our prior analysis, the Company's CEO remains the CODM as he ultimately determines the allocation of resources within the Company and assesses the performance of the Company.  The overall approach used by the CODM to manage the Company and the summary of key information regularly provided to the CODM remains consistent in nature of content with the information detailed in our response to comment 4 in our letter dated January 19, 2011.  Key information that facilitates the CODM's decisions regarding allocation of resources and measurement of operational performance includes the following:

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

•	Consolidated and operating-segment revenue;

•
Consolidated and operating-segment non-GAAP Gross Margin (and percentage), non-GAAP R&D (and percentage), non-GAAP operating expenses and non-GAAP operating margin (and percentage), with comparisons of actual-to-actual and actual-to-budget/forecast;

•	Headcount by location, functional area and operating segment;

•	Product tape-out schedule (a key pre-production milestone signifying completion of design stage);

•	Product planning material;

•	Technical product development updates from each operating segment;

•	New product business cases on which to base related R&D funding/resourcing decisions; and

•	Summary of quarterly capital requests by functional areas and operating segments.

As demonstrated from our prior analysis, which remains applicable, it is critical to note that the CODM continues to manage the overall business to Board-approved plans, quarterly management forecasts and the targeted financial model for the Company on a consolidated basis.  The CODM also measures performance of each operating segment against these metrics.  Non-GAAP Operating Margin percentage remains our CODM's primary metric for managing operations and determining resource allocations.  Our CODM's objective is to achieve Non-GAAP Operating Margin percentage for the Company and each operating segment in excess of [***]%, with 25-30% representing the high end of the range for mature businesses in the semiconductor industry.

•	Discuss how each of the operating segments has performed during the past two years relative to your prior forecasts.

The table below presents a summary of the historical results for 2011 and 2012 and the corresponding annual plan amounts for operating segments as of the end of 2012:

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

Revenues (in thousands)
	Communications	Enterprise Storage	Microprocessor	Broadband Wireless	Consolidated
	Business Unit	Products	Products	Products
2012 - Actuals	$ [***]	$ [***]	$ [***]	$ [***]	$ 530,997
2012 - Annual Plan	[***]	[***]	[***]	[***]	[***]

2011 - Actuals	[***]	[***]	[***]	[***]	654,304
2011 - Annual Plan	[***]	[***]	[***]	[***]	[***]

2012 Variance from Annual Plan	[***]%	[***]%	[***]%	[***]%	[***]%
2011 Variance from Annual Plan	[***]%	[***]%	[***]%	[***]%	[***]%

Percentage of Consolidated Revenues by Operating Segment
	Communications	Enterprise Storage	Microprocessor	Broadband Wireless
	Business Unit	Products	Products	Products
2012 - Actuals	[***]%	[***]%	[***]%	[***]%
2012 - Annual Plan	[***]%	[***]%	[***]%	[***]%

2011 - Actuals	[***]%	[***]%	[***]%	[***]%
2011 - Annual Plan	[***]%	[***]%	[***]%	[***]%

Non-GAAP Gross Margin Percentage by Operating Segment
	Communications	Enterprise Storage	Microprocessor	Broadband Wireless	Consolidated
	Business Unit	Products	Products	Products
2012 - Actuals	[***]%	[***]%	[***]%	[***]%	70%
2012 - Annual Plan	[***]%	[***]%	[***]%	[***]%	[***]%

2011 - Actuals	[***]%	[***]%	[***]%	[***]%	69%
2011 - Annual Plan	[***]%	[***]%	[***]%	[***]%	[***]%

Non-GAAP Operating Margin Percentage by Operating Segment
	Communications	Enterprise Storage	Microprocessor	Broadband Wireless	Consolidated
	Business Unit	Products	Products	Products
2012 - Actuals	[***]%	[***]%	[***]%	[***]%	15%
2012 - Annual Plan	[***]%	[***]%	[***]%	[***]%	[***]%

2011 - Actuals	[***]%	[***]%	[***]%	[***]%	22%
2011 - Annual Plan	[***]%	[***]%	[***]%	[***]%	[***]%

Note:  The table above includes a section summarizing the operating segment revenues as a percentage of consolidated revenues.  This is not a metric regularly received or otherwise used by the CODM to manage the business at either an operating segment or consolidated basis.  It is included only to provide context as to the relative size of each operating segment based on their respective stage of development (discussed in our response letter dated January 17, 2011).

Overall, in 2012 and 2011, the Company’s financial results, specifically for net revenues and non-GAAP operating margin percentage were below the Annual Plan.  This was due to the lower than expected net revenue levels due to the unforeseen and prolonged, unfavorable macroeconomic conditions delaying customer capital expenditures.  This top-line impact on the Company and across our operating segments was directionally consistent with semi-conductor

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

industry trends during that time period and also at an industry level.  Also, our Company invests heavily in R&D, specifically in human capital, and is supported by SG&A activities.  As revenues have declined compared to our expectations, the Company’s strategic plan while dynamic takes some time to adjust to unexpected market conditions.  Thus, there is some natural lag in adjusting the Company’s cost structure to compensate for periodic unexpected revenue declines due to factors outside of the Company’s control.  Resource allocation decisions continue to be made within the framework of the Company’s financial model targets and consider the Company as a whole, as well as individual operating segments.  [***]   The revenue growth across all operating segments is expected to recover as macroeconomic conditions improve, [***].  [***] which stemmed from poor macroeconomic conditions, the CODM continues to manage the entire business and each operating segment towards the long-term financial model metrics, specifically, revenue growth of [***] and non-GAAP operating margin of 25-30%.  The Company maintains that this is achievable given the continuing growth in digital data transport and storage needs globally, driving the related demand for communications network infrastructure equipment which our products are a component of.

The following is a discussion by each operating segment in terms of how they performed compared to the Annual Plan, and how they are tracking towards the CODM’s long-term financial metrics:

Communications Business Unit: [***] as explained in our response letter dated February 17, 2011. [***]

Enterprise Storage Products: [***]

Microprocessor Products:  [***]

Broadband Wireless Products:  [***]

•
Address how the weaker results and revised cash flow forecasts for your Fiber-to-the-Home and Wintegra businesses impacted your conclusion that the operating segments exhibited similar long-term economic characteristics.

We respectfully advise the Staff that although the Company recorded a goodwill impairment loss for the Fiber-To-The-Home and Wintegra reporting units during 2012, the product offerings are intended to represent a core strategic part of our future technology road-map and portfolio of product offerings, as explained above in our discussion of the realignment of operating segments to form CBU.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

The weaker results of the past year and corresponding reduction in projected cash flow forecasts for the Fiber-to-the-Home and Wintegra reporting units were taken into account in our consideration of whether our realigned operating segments are expected to exhibit similar long-term economic characteristics.  Specifically, they had the effect of [***] noting that the long-term annual revenue growth rate is still expected to be in the [***] range for the CBU operating segment, with the realignment discussed earlier in this response.

The CBU operating segment, inclusive of existing and new Fiber-to-the-Home and Wintegra product offerings, [***] for the former Fiber-to-the-Home and Wintegra reporting units (now combined together with the Communications Products operating segment to form CBU) [***]

•
We note in Management's Discussion and Analysis on page 33, you attributed the change in storage revenues (10% decline) to market conditions.  Separately, you attribute the change in optical revenues (37% decline) to a reliance on carriers and market conditions.  Finally, you attribute the change in mobile revenues (25% decline) to "the factors above".  Explain how your conclusion that the operating segments have similar economic characteristics considers the inconsistent changes in revenues between the operating segments and the varying underlying reasons for the changes in revenues.

As a point of clarification, the Company respectfully advises the Staff that management uses the Storage/Optical/Mobile grouping for marketing and external communication purposes, but they do not represent operating segments of the Company.  The following table bridges our operating segments at the end of 2012 to these three groups referenced in our Management's Discussion and Analysis (“MD&A”):

Grouping Category	Category description	Operating Segments
Storage	Storage systems and servers	Enterprise Storage Products
Microprocessor Products

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

Optical	Optical Transport Network	Communications Business Unit
Mobile	Mobile Backhaul & Remote Radio Head	(serves both the Optical and Mobile categories)
Broadband Wireless Products

The additional explanations in our MD&A are to provide specificity regarding notable near and medium term factors contributing to the declines in 2012 compared to 2011 within the grouping categories used for marketing and external communication purposes.  Such near and medium term factors do not change our view that overall each of our operating segments are subject to the same or similar underlying sales trends and long-term prospects (analyzed in our response letter dated January 19, 2011) and in our consideration of various qualitative economic factors (discussed in our response letter dated February 17, 2011).

The predominant factors impacting all operating segments as described in our 2012 Form 10-K Management's Discussion and Analysis were the poor global economic conditions.  Our Company as a whole and each of our operating segments sell to large manufacturers of communications network infrastructure equipment (OEMs and ODMs).  The year-by-year timing of large capital investments by these infrastructure customers naturally varies from one another and year by year.  Accordingly, our comment with regard to Optical that you referenced from our Management's Discussion and Analysis is simply a function of that year-by-year or near to medium term variation in product demand.

Conclusion

A key objective of requiring disclosures about segments is to help users assess the future prospects of an entity's business.  The future quantitative and qualitative economic characteristics of our operating segments [***] and aggregation of financial information provides investors with better information upon which to evaluate the future prospects of our business as a whole.  Although in the recent past, carrier end market growth has not kept pace with the growth of communications network infrastructure and unforeseen economic conditions have delayed capital expenditures, the operating segments are all expected to grow proportionally with the future long-term growth of communications network infrastructure world-wide. We expect the Company and each operating segment to keep pace with this growth over long-term measurement periods, and we therefore believe [***] does not support disaggregation.  Indeed,

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

based on our facts and circumstances, we continue to strongly believe [***], as more fully described in our response letter dated April 8, 2011.

4.	We note that you refer to a number of different product groups. Please tell us how you have considered the disclosure requirements of FASB ASC 280-10-50-40.

The Company respectfully refers the Staff to the Company’s response to comment 3 regarding our segment reporting analysis.  Our updated analysis maintains our overall conclusion supporting the aggregation of our operating segments and we have looked to the same aggregation criteria in ASC 280-10-50-11 in concluding that our products are similar under ASC 280-10-50-40.

Note 19 – Error Corrections, page 84

A – Income Taxes, page 84

5.	We note that you have restated your financial statements in connection with your accounting for certain intercompany transactions. Please address the following:

•	Explain to us the nature and purpose of these intercompany transactions and explain to us how you are accounting for the transactions, citing any authoritative literature upon which you relied.

•	Explain to us how you have complied with FASB ASC 250-10-50-7b, which requires disclosure of the effect of the correction on your opening equity balances.

•	Explain to us how you considered the requirements of Item 4.02 of Form 8-K and why you concluded that disclosure on Form 8-K was not required.

•	Explain to us how your auditor considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in its audit report was not required.

•
We note you continued to conclude that your internal control over financial reporting was effective despite the error that led to the restatement. Tell us what consideration was given to management’s assessment of the effectiveness of Internal Controls over Financial Reporting in light of the restatements. In this regard, we note your disclosure on page 85 that the error resulted from the misapplication of accounting principles. We also note that in your earnings conference call for the first quarter of 2013, it appears you attribute the error correction to a recent reversal in accounting advice previously received. Please

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

explain to us the nature of the accounting advice you needed to obtain related to these transactions. Tell us whether the accounting advice you refer to was from an outside party and, if so, describe the nature of that third party’s involvement in your internal control over financial reporting and any other relationships with the outside party. Discuss how you consider the work of any outside party in your evaluation of your internal control over financial reporting.

The Company’s response to each of the above requests is set forth below.

•	Explain to us the nature and purpose of these intercompany transactions and explain to us how you are accounting for the transactions, citing any authoritative literature upon which you relied.

Summary

In 2009, the Company implemented a reorganization of its worldwide operations to bring its operations closer to its customers and suppliers by establishing international headquarters in Asia and effected a corresponding legal reorganization of its corporate group structure. Pursuant to this reorganization, through a series of intercompany transactions, the U.S. parent company (together with its wholly-owned US subsidiaries) sold the economic rights to certain of its intellectual property (“IP”) intangible assets to certain non U.S. subsidiaries as a one-time transfer of existing IP, [***]

ASC 740-10-25-3e and ASC 810-10-45-8 require the tax expense related to intra-entity profits on assets remaining in the consolidated group to be deferred and recognized on an amortized basis over the useful life of the asset sold, resulting in recognition of the tax benefit over the same period that the asset is amortized or depreciated. Those paragraphs state the following, respectively:

A prohibition on recognition of a deferred tax asset for the intra-entity difference between the tax basis of the assets in the buyer's tax jurisdiction and their cost as reported in the consolidated financial statements. Income taxes paid on intra-entity profits on assets remaining within the group are accounted for under the requirements of Subtopic 810-10.

If income taxes have been paid on intra-entity profits on assets remaining within the consolidated group, those taxes shall be deferred or the intra-entity profits to be eliminated in consolidation shall be appropriately reduced.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

The Company considered this guidance and concluded that tax expense of $6.4 million after utilization of net operating losses (NOLs) attributable to the intra-entity profits should be deferred.  Because those NOLs had a corresponding valuation allowance, utilization in 2009 did not result in a significant income tax expense.

“2012 Restatement”

In the fourth quarter of 2012, the Company concluded (incorrectly, as discussed in “Q1 2013 Restatement” below) that its original application of the guidance in ASC 740-10-25-3e and ASC 810-10-45-8 in accounting for the 2009 intercompany transactions was incorrect and restated its 2010 and 2011 financial statements to apply a “multi-year” approach to measuring the tax expense in years subsequent to the 2009 intercompany transaction. Under this multi-year approach, in addition to the original deferral of 2009 tax expense, any tax expense related to taxable income generated in the years subsequent to 2009 that would not have been recognized absent the gain from the intercompany sale should be deferred. That is, had NOLs not been utilized in 2009 to reduce income tax expense arising from the intra-entity transaction, those NOLs would have been available to reduce taxable income arising in subsequent years. Hence, applying this multi-year approach, the tax expense related to income arising in subsequent years was viewed as being “paid on intra-entity profits” pursuant to ASC 810-10-45-8. Accordingly, the Company restated 2010 and 2011 to defer and subsequently amortize additional amounts of tax expense. Consequently, as of December 31, 2012, the Company cumulatively increased the deferral (recognized as prepaid expense) by a net amount of $14.2 million, with a corresponding increase in cumulative net income/retained earnings.

In addition, the Company determined that it had erroneously increased additional paid-in capital in 2011 and 2010 by failing to consider certain tax credits when applying the intra-period tax allocation rules in ASC 740-20 and ASC 718-740-25 related to excess tax benefits resulting from stock compensation awards and restated amounts previously reported for the years 2009 to 2011. ASC 718-740-25-10 states:

A share option exercise may result in a tax deduction before the actual realization of the related tax benefit because the entity, for example, has a net operating loss carryforward. In that situation, a tax benefit and a credit to additional paid-in capital for the excess deduction would not be recognized until that deduction reduces taxes payable.

The Company determined that it incorrectly credited additional paid-in capital for excess stock option deductions before the deduction had reduced taxes payable.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

“Q1 2013 Restatement”

Subsequent to the filing of the Form 10-K, the Company concluded that the “multi-year” approach was inappropriate under the literature cited above. Tax expense on income generated after 2009 should not have been viewed as relating to the 2009 intercompany transaction just because NOLs were utilized by the 2009 intercompany transaction rather than remaining available to reduce taxable income in later years. Therefore, in the quarter ended March 30, 2013, the Company deferred and subsequently amortized only the 2009 tax expense related to the intra-entity profit that was originally recognized and deferred in 2009, and recognized as period tax expense any tax expense attributable to taxable income arising in years subsequent to 2009.

In addition, the Company identified foreign tax credit carry-forwards not previously recognized. Because the additional foreign tax credits were not previously identified, the Company had incorrectly concluded that excess deductions related to stock compensation awards had reduced taxes payable pursuant to ASC 718-740-25-10 and consequently had credited additional paid-in capital in 2012.  In Item 5 of its Form 10-Q for the quarter ended March 30, 2013, the Company disclosed the benefit to the additional foreign tax credit carry-forwards identified and the reduction to additional paid-in capital as of December 26, 2010, December 31, 2011 and December 31, 2012.

Impact on Financial Statements:

The impact of the adjustments recorded for the 2012 Restatement has been described in the 2012 Form 10-K and the impact of the adjustments to be recorded for the Q1 2013 Restatement has been described in Item 5 of Form 10-Q for the first quarter of 2013.

Materiality Assessment

The Company performed a materiality assessment to determine the impact of these errors on its previously issued consolidated financial statements for the periods impacted by the errors. To perform this analysis, the Company considered both quantitative and qualitative factors as set forth in SEC Staff Accounting Bulletin No. 99 (“SAB 99”). Based on the impact of the financial statements noted in the 2012 Form 10-K and Form 10-Q for the first quarter of 2013, the Company concluded that the errors were not material to its previously issued consolidated financial statements.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

2012 Restatement

The Company considered the quantitative impact of the errors on various consolidated balance sheet, consolidated statements of operations and cash flows components.  Each of basic and diluted net income per common share was considered misstated by no more than $0.03 per share for 2011 and 2010.  Net income was overstated by $4.5 million for the year ended December 31, 2011 and understated by $6.2 million for the year ended December 26, 2010; the most significant percentage error of 7% was in the earliest period presented.  Such errors, when considered with the $336 million net loss for the year ended December 29, 2012, did not affect the trend of earnings.  Total assets were understated and stockholders’ equity was overstated as of December 31, 2011 by $10 million, or less than 1%, and non-current liabilities were understated by $21 million.  As disclosed in Note 19 to the Company’s consolidated financial statements, the statement of operations impact of the errors was solely related to income taxes, so such correction did not have a pervasive effect on the consolidated financial statements and previously reflected (loss) income before provision for income taxes remained unchanged in the years presented.  The Company considered the quantitative impact of such errors immaterial.

A qualitative consideration of these errors did not result in immaterial errors becoming material. Qualitatively, the errors did not materially impact any of the metrics used to evaluate the Company’s performance. Further, the error had no impact on non-GAAP metrics or liquidity measures often considered relevant by our investors and analysts.  In performing our qualitative materiality assessment, the Company considered the following:

a.	The misstatement arose from items capable of precise measurement;
b.	The errors did not conceal any unlawful transactions or self-dealing by senior management;
c.	The errors did not impact management compensation;
d.	The errors did not hide a failure to meet analysts’ expectations;
e.	The errors did not affect the Company’s compliance with covenants, contracts or SEC, NASDAQ or other regulatory requirements.

In addition, the errors did not:

•	Result in a change from a loss to income or vice versa
•	Mask changes in earnings or other trends used to measure the Company’s performance

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

The Company reviewed reports dated before the issuance of the 2012 Form 10-K published by certain financial analysts covering the Company to determine the performance parameters that these analysts’ considered important.  The Company noted that analysts’ focus was on revenue, GAAP and non-GAAP gross margins, and GAAP and non-GAAP operating margins and net cash and that the errors in income taxes did not impact these performance parameters.

As affirmation of our materiality assessment, the Company has received no inquiries or concerns expressed from investors or analysts regarding the restatement since the filing of the Form 10-K.

The Company respectfully advises the Staff that we believe the quantitative and qualitative aspects, when considered together, support a conclusion that the errors do not represent a material misstatement of our previously issued financial statements.

Q1 2013 Restatement

Upon identification of the error in the 2012 Restatement and additional income tax errors, the Company considered the quantitative impact of the Q1 2013 Restatement on various consolidated balance sheet, consolidated statements of operations and cash flows components.  Each of basic and diluted net income per common share was misstated by no more than $0.01 per share for 2012 and 2011 and $0.05 per share for 2010; net loss was understated by $3.7 million for the year ended December 29, 2012, net income was understated by $0.9 million for the year ended December 31, 2011 and net income was overstated by $9.6 million for the year ended December 26, 2010.  The Q1 2013 Restatement as a percentage of reported net (loss) income was 1.1% for 2012 and 2011 and 12% for 2010, the earliest period presented.   Such errors, when considered with the $333 million net loss, as corrected, for the year ended December 29, 2012 did not affect the trend of earnings.  Due to the nature of the Q1 2013 Restatement correction, the Company also considered what the quantitative impact of the errors was from the amounts originally reported in the consolidated financial statements at the time of the 2011 and 2010 Form 10-K filings:  The aggregate 2012 Restatement and Q1 2013 Restatement errors (“Aggregate Errors”) impact to originally reported net income was $3.6 million for the year ended December 31, 2011 and $3.3 million for the year ended December 26, 2010.  The Aggregate Errors as a percentage of originally reported net income were 4% for the year ended December 31, 2011 and December 26, 2010.  Total assets were overstated by $13 million, total liabilities by $10 million and stockholders’ equity by $4 million as of December

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

29, 2012.  Total assets and liabilities were overstated as of December 31, 2011 by $10 million and $12 million, respectively.  As disclosed in Note 10 to the Company’s condensed consolidated financial statements, the impact of the Q1 2013 Restatement was solely related to income taxes, so such correction does not have a pervasive effect on the consolidated financial statements and previously reflected (loss) income before provision for income taxes remained unchanged in the years presented.  The Company considered the quantitative impact of such errors immaterial.

A qualitative consideration of these errors did not result in immaterial errors becoming material.  Qualitatively, the errors did not materially impact any of the metrics used to evaluate the Company’s performance. Further, the error had no impact on non-GAAP metrics or liquidity measures often considered relevant by our investors and analysts.  In performing our qualitative materiality assessment the Company considered the following:

a.	The misstatement arose from items capable of precise measurement;
b.	The errors did not conceal any unlawful transactions or self-dealing by senior management;
c.	The errors did not impact management compensation;
d.	The errors did not hide a failure to meet analysts’ expectations;
e.	The errors did not affect the Company’s compliance with covenants, contracts or SEC, NASDAQ or other regulatory requirements.

In addition, the errors did not:

•	Result in a change from a loss to income or vice versa
•	Mask changes in earnings or other trends used to measure the Company’s performance

The Company reviewed reports dated before the issuance of the Form 10-Q for the first quarter of 2013 published by certain financial analysts covering the Company to determine the performance parameters that these analysts’ considered important.  The Company noted that analysts’ focus continued to be on revenue, GAAP and non-GAAP gross margins, and GAAP and non-GAAP operating margins and net cash and that the errors in income taxes did not impact these performance parameters.

As affirmation of our materiality consideration, the Company has received no inquiries or concerns expressed from investors or analysts regarding the restatement since the filing of our

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

Form 8-K with the Q1 2013 earnings release and related restatement disclosure, nor were we asked any questions regarding such restatement on the Q1 2013 earnings call.

 The Company respectfully advises the Staff that we believe the quantitative and qualitative aspects, when considered together, support a conclusion that the errors do not represent a material misstatement of our previously issued financial statements.

•	Explain to us how you have complied with FASB ASC 250-10-50-7b, which requires disclosure of the effect of the correction on your opening equity balances.

The Company respectfully advises the Staff that it considered FASB ASC 250-10-50-7b in its disclosures in the Form 10-K. The consolidated statement of stockholders’ equity including its components, have been restated to correct the opening equity balances at December 28, 2009. The cumulative effect of the change on the components of the consolidated statement of stockholders’ equity was not separately disclosed as the effect of the error on the opening equity balance at December 28, 2009 was $1.2 million, which was considered immaterial to the users of the financial statements.

•	Explain to us how you considered the requirements of Item 4.02 of Form 8-K and why you concluded that disclosure on Form 8-K was not required.

In its 2012 10-K, the Company restated its consolidated financial statements as of and for the fiscal years ended December 31, 2011 and December 26, 2010 to correct the accounting for income taxes as described above.  The Company respectfully advises the Staff that the Company’s management and audit committee evaluated whether disclosure pursuant to Item 4.02(a) of Form 8-K was required, concluding that because the errors were not material to any of the periods presented (as indicated in Note 19(a) to the consolidated financial statements presented in the 2012 10-K), were not material to a reasonable investor (on the grounds described above) and were not reasonably likely to affect a user’s investment decision, the previously issued financial statements should continue to be relied upon and that consequently no disclosure pursuant to Item 4.02(a) of Form 8-K was required.  Further, the Company’s independent accountants did not notify or advise us of any non-reliance as described in Item 4.02(b) of Form 8-K.

The Form 8-K 4.02 analysis was reconsidered upon disclosure of prospective correction of the 2012 Restatement in the financial statements during the first quarter of 2013, but, for the

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

same reasons described above, the Company concluded that Item 4.02 of Form 8-K was, again, not applicable.

•	Explain to us how your auditor considered paragraph 9 of PCAOB Auditing Standard No. 6 and why it ultimately concluded reference to the restatement in its audit report was not required.

As we disclosed in Note 19(a) of our consolidated financial statements, “[t]he errors corrected were not material to any of the periods presented, including the effect on current and prior years.” As described above, we considered the errors on a quantitative and qualitative basis and concluded that they were immaterial as a whole. These errors and the nature of the errors were discussed with our independent registered chartered accountants firm who concurred that they were not material to our consolidated financial statements. Nonetheless, in the interest of transparency we disclosed the correction of the errors, the nature of the errors and their financial statement line item and per share impact on the previously issued financial statements.

We assessed the errors identified in the first quarter of 2013 impacting the previously issued 2010, 2011 and 2012 financial statements and, as explained in the Materiality Assessment section above, concluded that the errors were immaterial as a whole to any of these years.

We have consulted with our independent registered chartered accountants firm, Deloitte LLP, regarding their auditor’s opinion on our consolidated financial statements. As discussed in the Materiality Assessment section above, given the immaterial nature of the errors and the restatement, our independent registered chartered accountants have advised us that the restatement as of and for the fiscal years ended December 31, 2011 and December 26, 2010 in the 2012 Form 10-K was not required to be recognized in the auditor’s report on the audited financial statements through the addition of an explanatory paragraph in accordance with paragraph 9 of AS 6.

•
We note you continued to conclude that your internal control over financial reporting was effective despite the error that led to the restatement. Tell us what consideration was given to management’s assessment of the effectiveness of Internal Controls over Financial Reporting in light of the restatements. In this regard, we note your disclosure on page 85 that the error resulted from the misapplication of accounting principles. We also note that in your earnings conference call for the first quarter of 2013, it appears you attribute the error correction to a recent reversal in accounting advice previously received. Please explain to us the nature of the accounting advice you needed to obtain related to these transactions. Tell us whether the accounting advice you refer to was from an outside party

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

and, if so, describe the nature of that third party’s involvement in your internal control over financial reporting and any other relationships with the outside party. Discuss how you consider the work of any outside party in your evaluation of your internal control over financial reporting.

Assessment of the Effectiveness of Internal Control over Financial Reporting

2012 Restatement

Our internal controls over financial reporting did not timely determine the correct accounting for income taxes related to the intra-entity gain referenced above, including the related intra-period allocations and the resulting changes to availability of credits. As a result, the Company assessed the implications on its internal control over financial reporting and determined that the errors resulted from a deficiency in the operating effectiveness of the controls over the proper application of the income tax requirements in GAAP related to non-routine transactions or events of the tax provision; i.e., intra-period allocations and availability of credits for non-routine transactions in the financial statements. Specifically, we have controls designed and implemented to identify and evaluate the income tax related impacts from non-routine transactions or events on a timely basis, which includes engaging a Big-four accounting firm as tax specialists (“the Specialist”) to provide advice and to review our work and conclusions. As we are ultimately responsible for the conclusions reached, with respect to utilizing the Specialist, we:

•
Evaluated the Specialist’s qualifications to determine whether their professionals had the necessary skills and deep knowledge of income tax accounting. In our evaluation, we considered their competence, relevant training, reputation and experience level and concluded that they had the necessary skills and experience.

•
Our Tax Director is responsible for understanding and directing the nature of the work to be performed by the Specialist, including the scope, independence, methods used and content of their work. Specifically, we retain the Specialist to review our quarterly and annual tax provisions which at times include unusual transactions that may have tax consequences. We have been able to identify our non-routine transactions and events and have engaged with our Specialist on a timely basis in the past.

•	Management researches, prepares and reviews all tax positions and provisions prior to final review and concurrence by the Specialist.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

The issues with income tax accounting for the non-routine matters described above were identified through discussion with our independent registered chartered accountants firm; therefore, management did not timely identify the issues.  However, when the issues were identified, management took prompt corrective measures by initiating the research and drafted a memo documenting our considerations and conclusions and updated our computations, which were subjected to both internal reviews by the Tax Director and Corporate Controller and review by the Specialist, including detailed discussions with the Specialist.  We believed that we had concluded appropriately with respect to the correct accounting and reporting for these non-recurring transactions.

We considered whether this deficiency extended more broadly to our controls over accounting for other non-routine transactions or events in accordance with GAAP.  Our processes and controls, including identifying issues timely, performing the research and reaching the appropriate conclusions, have operated consistently without exception or history of error; and thus we concluded that it did not.

We also considered whether the deficiency extended to the controls over the broader tax provision. Our controls over the preparation of the quarterly/annual tax provision have operated without significant exception historically and thus we concluded that the deficiency discussed above was limited to the non-recurring types of transactions or events.

Management considered and evaluated the potential magnitude of the errors resulting from the identified control deficiency and concluded that no incremental error could have occurred in relation to the misapplication of complex accounting principles for income taxes on the intercompany sale of intellectual property.  In this regard, management observed that the Company had no other such transactions and that the tax effects associated with the transactions giving rise to the intra-entity gain, and related liability for unrecognized tax benefits, represented the maximum amount more likely than not to be incurred. With respect to the resulting error related to the availability of credits and the excess stock option deduction, we have assessed the potential magnitude and the related controls and we have determined that there was not a reasonable possibility that this would have resulted in a material error after management completed a thorough review of all tax attributes resulting from non-routine transactions and their recognition.

Further we considered our remedial actions taken prior to our evaluation date of December 29, 2012 for purposes of determining the severity of the deficiency as of December 29, 2012.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

Such remedial actions included focused review by the Specialists to determine the magnitude of the excess stock option deduction. Management reviewed the computation and analysis with the Specialist.  As such, management concluded that the related control deficiency associated with the Q1 2012 error discussed above had been remediated as of December 29, 2012.

Considering the Company’s materiality evaluation, and the assessment of the potential magnitude of the errors, as described above, the Company concluded that the errors in accounting for income taxes as described above, did not constitute a material weakness as this did not present a reasonable possibility that the Company would fail to prevent or detect on a timely basis a material misstatement of its annual or interim financial statements. Nevertheless, the Company concluded that the deficiencies in operating effectiveness of the internal control described above were important enough to merit attention by those responsible for oversight of the Company’s financial reporting and therefore classified the control deficiency in the income tax provision review control as a significant deficiency. Management reported its analysis and conclusions to the audit committee prior to filing the Form 10-K for the fiscal year ended December 29, 2012. Based on the foregoing, the Company concluded that the errors in accounting for income taxes for 2010 and 2011 did not affect the Company’s Chief Executive Officer’s and Chief Financial Officer’s assessments of the effectiveness of the design and operation of the Company’s disclosure controls and procedures or the effectiveness of the Company’s internal control over financial reporting for those fiscal years or for the fiscal year ended December 29, 2012.

Conclusion

Having considered the facts and circumstances outlined above, management assessed the severity of the deficiency related to its review of income tax accounts to be a significant deficiency.

Use of third party specialists in accounting for income taxes

In our earnings call for the first quarter of 2013, management referred to a reversal in accounting advice previously received related to tax positions reflected in the restatement in the Form 10-K. The Company considered the guidance received from the Specialist, along with our own analysis, in arriving at our conclusions for the tax restatements.

*  *  *  *  *

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

U.S. Securities and Exchange Commission
Kevin L. Vaughn
June 21, 2013

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 239-8067 should you require further information or have any questions.

Very truly yours,

/s/ Steven J. Geiser
Steven J. Geiser
Chief Financial Officer
PMC-Sierra, Inc.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY PMC-SIERRA, INC.

Exhibit A

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